UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER
000-56453

CUSIP NUMBER 090622309

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Limitless X Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

9454 Wilshire Blvd., #300
Address of Principal Executive Office (Street and Number)

Beverly Hills, CA 90212
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

The Quarterly Report on Form 10-Q for the period ended September 30, 2024 (the “Form 10-Q”) of Limitless X Holdings, Inc. (the “Company”) could not be filed within the prescribed time period without unreasonable effort or expense for the reasons set forth below:

On May 3, 2024, the Securities and Exchange Commission (the “Commission”) issued an order reporting that it had settled administrative and cease-and-desist proceedings against the Company’s former auditor, BF Borgers CPA PC (“BF Borgers”) and its sole audit partner, Benjamin F. Borgers CPA, permanently barring BF Borgers and Mr. Borgers from appearing or practicing before the Commission as an accountant (the “Order”).

As a result of the Order, the Company’s financial statements for the years ending December 31, 2023 and December 31, 2022, which were audited by BF Borgers, and the Company’s interim financial statements for the quarters ending March 31, 2023, June 30, 2023 and September 30, 2023, which were reviewed by BF Borgers, may no longer be incorporated into the Company’s filings with the Commission, including without limitation the Form 10-Q.

Accordingly, the Company requires additional time to complete its financial statements for the quarter ended September 30, 2024, and to confirm the impact of BF Borgers’ and Mr. Borger’s conduct as described in the Order on the Company’s financial statements for such quarter and for prior periods.

As previously reported in the Company’s Current Report on Form 8-K filed with the Commission on May 14, 2024, the Company dismissed BF Borgers as its auditor, effective May 9, 2024, and appointed M&K CPAS, PLLC as its new auditor, effective May 9, 2024.

The Company is working diligently with M&K CPAS, PLLC to complete the Form 10-Q as soon as possible, and to take other appropriate steps in light of BF Borgers’ and Mr. Borger’s conduct as described in the Order.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jaspreet Mathur	(855)	413-7030
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LIMITLESS X HOLDINGS, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 14, 2024	By:	/s/ Jaspreet Mathur
	Name:	Jaspreet Mathur
	Title:	Chief Executive Officer